H. MELVILLE HICKS, JR. Attorney and
                       Counselor at Law 551 Fifth Avenue,
                                   Suite 1625
                            New York, New York 10176
                                 (212) 655-5944
                               Fax (212) 867-3185
                           Email: hmhicksjr@yahoo.com

                                                              May 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:  Scott M. Anderegg, Esq.

                                   Re:  Organic Sales and Marketing, Inc.
                                        Form 10-SB
                                        Filed March 27, 2007
                                        File No. 1-33386

Dear Sirs:

      This letter is in response to the comments set forth in your letter of April 19, 2007 to Samuel F.H. Jeffries, President of Organic Sales and Marketing, Inc. (the "Company"). The responses in this letter will address your comments in the order they appear in your letter.

General:
Comment No. 1

      This comment needs no response but is noted and acknowledged.

Business of the Issuer
Comment No. 2

      The studies referenced in the Registration Statement were actually prepared by the Nutrition Business Journal on behalf of the Organic Trade Association. The pertinent parts of the OTA's 2006 Manufacture Survey are contained in Exhibit 99.5. The complete survey is 63 pages. The Company did not commission the study.

Comment No. 3

      We are in the process of negotiating a formal agreement with Land O'Lakes Purina Feed Organization. Under the arrangement the Company is to receive a line of fertilizer, which will be jointly formulated, designed and marketed under the Company's trademark Dragon Organix(TM) and the Garden Guys brands. This relationship is more specifically described under the heading of "Organic Fertilizer Market" of section 1 "Principal Products And Services And Their Markets."

      The Company has an agreement with North Eastern Sales Solutions to represent our household cleaner market and other products in the New England area. They have as clients supermarket and drug store chains and retail outlets. This agreement is described under "(b) Business of Issuer" and is included as Exhibit 10.12 together with Exhibit 10.13 which contains the representation agreement with North East Garden Group, LLC covering Garden Guys products to be sold to lawn and landscaping outlets also in the New England area.

Comment No. 4

      Andrew Garrett, Inc. has agreed to act as the Company's private placement agent for an offering of up to $6,000,000. Management believes that it will need about $3,000,000 and is assuming this together with funds from the current private placement offering it is conducting and the raise of $500,000 through a bridge loan it is negotiating the 3,000,000 management believes will be sufficient to carry operations through 2009. A copy of the Placement Agent Agreement is included as Exhibit 10.9 and is described in more detail under "Plan of Operation".

Organic Fertilizer Market
Comment No. 5

      It has been reported in the Garden Market Research 2007 newsletter published by the National Gardening Association that the lawn and garden market was a 35 billion dollar market in 2005. See Exhibit 99.4 filed herewith on which the Company relies.

Jewelry, Modeling and Bead Market
Comment No. 6

      Revenues from the jewelry cleaning product, it is estimated to account for less than 5% of the future gross revenues of the Company. There is no historical data to rely on. There are no contracts with the two distributors which are Paul Gesswein & Company, Inc. and Fire Mountain Gems and Beads, Inc. Business to date is being conducted on an order by order basis.

Municipalities & Waste Disposal Markets
Comment No. 7

      The Massachusetts Bay Transportation Authority which operates the public transit system has an odor problem in its transit system. The smell of urine in various locations in the system is of primary concern to the Authority. It has made a small purchase of the Company's Odor Control product which has proven effective in removing this unpleasant problem. The Authority has indicated it intends to provide for additional purchases in its new fiscal year budget beginning July 2007.

Comment No. 8

      The Company's affiliations have led to two contracts with two leading distributors in New England. Negotiations for the development and marketing of two new products and orders for our organic household cleaners. A new paragraph has been added to the end of Section "1 Principal Products And Services And Their Markets". Also, the agreements have been added as Exhibits 10.12 and 10.13

      Defined terms like "LOL are eliminated.

Comment No. 9

      The Company is not presently running television advertisements. In the past, personnel have participated as an auctioneer and on a commercial as the Garden Guys for the TV show People, Places and Plants. In addition, samples of our products have been sent to the Discovery Channel for evaluation and possible use on their organic based programming and for sale in their Discovery store.

Comment No. 10

      The  Agreement  with North Eastern  Sales  Solutions is filed  herewith as
Exhibit 10.12.

The Source and Availability of Raw Material
Comment No. 11

      The Names of the principal suppliers are listed in item 5 of this section.

Employees
Comment No. 12

      The word " approximately" has been deleted.

Management's Discussion and Analysis or Plan of Operation
Comment No. 13

      The references to Section 27A of the Securities Act of 1933 are deleted.

Plan of Operations
Comment No. 14

      There has been added to this section three paragraphs describing the key factors for meeting the enterprises 2007 projections and beyond.

Comment No. 15

      The agreements with North Eastern Sales Solutions and Northeast Garden Group LLC and the negotiations with Land O'Lakes Purina Feed Organization and George Basch Co., together with the Fisher Scientific relationship are described under "(b) Business of Issuer".

      These matters are also listed in the last paragraph of "(b) under 1. Principal Products And Services And Their Markets" and immediately before "2. Distribution".

      These strategic relationships are relevant based on information from the stores at the retail level who might have mentioned the particular distributor(s) or sales/broker organization(s), through trade associations, or through existing relationships of our own. These groups have been in their respective fields for some time and have established themselves as reputable organizations.

Comment No. 16

      Note 11 of the financials has been revised to conform to the fact that the offering is still pending.

Managements Discussion and Analysis of Its Financial Condition and Results or Operation
Comment No. 17

      The financial statement has been revised to comply with SFAS 7.

Comment No. 18

      There has been added at the end section "A. Plan of Operations" a discussion of the material trends and uncertainties.

      Please note that there have been several changes to the Selected Financial Data chart.

Security Ownership of Certain Beneficial Owners and Management
Comment No. 19

      Since there are no options  warrants,  appreciation  rights etc. foot note
      (3) has been added to this Item 4.

Management
Comment No's. 20 and 21

      Language has been added in certain of the biographies to describe the type of business conducted prior to becoming a member of the management of the Company.

Executive Compensation
Comment No's. 22 and 23

      The Summary Compensation Table is revised to conform to the new Rules on Executive Compensation Disclosure promulgated by Release 33-8732 and specifically adds the compensation paid to the Chief Executive Officer for the fiscal years 2006 and 2005.

Certain Relationships and Related Transactions
Comment No's. 24 and 25

      Consulting Agreements with Joanne L.H. Anderson, Jerry Adelstein, Leonard Colt and Bruno Kordich are filed as Exhibits 10.5, 10.6, 10.7 and 10.11 respectively.

      In addition, language has been added to the descriptions for Joanne Anderson and Bruno Kordich setting forth the manner by which the valuation of stock issued to them was determined.

Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies

Comment No. 26

      The Company issued common stock to two non employees for consulting services. As of the measurement date, there was no reliable method to value the Company common stock. In place of valuing the stock, the Company valued the services it received based on the two individuals similar services provided to unrelated entities. In the first transaction, the stock was issued after the measurement date but prior to the expiration of the contract. This individual subsequently became an employee and a board member. In the second transaction, a portion of the common stock was issued shortly after the measurement date of the agreement, and the balance of the common stock was issued after the completion of the contract. The number of shares were fixed in each contract and there were no restrictions or unknown conditions as of the measurement date. The Company expensed the value of the services during the periods that the services were provided.

Comment No. 27

      Management agrees with your assessment that our disclosure the application of EITF 00-19 is confusing and inconsistent with GAAP. We have modified both the Financial Statements and footnote No. 6 to properly reflect the accounting and disclosure required by EITF 98-5 and EITF 00-27.

Comment No. 28

      Management agrees that the table presented in footnote No. 6 was unclear. In accordance with EITF 00-27, this table would not be required and has, therefore, been removed from the footnote.

      Thank you for the insightful comments. Your efforts on our behalf are appreciated.

                                                 Very truly yours,

                                                 s/  H. Melville Hicks, Jr.
                                                 --------------------------
                                                 H. Melville Hicks, Jr.

HMH:smm